EXHIBIT 99.9
Notice to ASX/LSE

20 July 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare.

The following PDMR / KMPs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR / KMP	Number of shares	Matching shares	Price per share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	7.925361	7.925361	47.31644 GBP	18/07/2022
Rio Tinto plc shares	Barrios, Alfredo	21.305489	21.305489	47.31644 GBP	18/07/2022
Rio Tinto plc shares	Cunningham, Peter	7.925361	7.925361	47.31644 GBP	18/07/2022
Rio Tinto Limited shares	Kaufman, Sinead	14.858238	14.858238	94.0892 AUD	18/07/2022
Rio Tinto plc shares	Stausholm, Jakob	7.925361	7.925361	47.31644 GBP	18/07/2022
Rio Tinto plc shares	Vella, Ivan	17.963946	17.963946	47.31644 GBP	18/07/2022

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).

The following PDMR / KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR / KMP	Number of Shares Acquired	Matching shares	Price per Share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	8	8	47.31644 GBP	18/07/2022
Rio Tinto plc shares	Stausholm, Jakob	8	8	47.31644 GBP	18/07/2022

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293
Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3